April 18, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549-1004

Attn:    Document Control -EDGAR
         Ms. Patsy Mengiste

RE:      IDS Certificate Company (IDSC)
         American Express Equity Indexed Savings Certificates

Dear Ms. Mengiste:

Registrant respectfully requests that you withdraw the S-1 Initial Registration Statement filing for American Express Equity Indexed Savings Certificates, accession number 0000820027-00-000296 filed and accepted on April 11, 2000. The file number was incorrect.


If you have any questions or comments concerning this withdrawal request, please call me at (612) 671-2221, or Terry Vestermark at (612) 678-2132.


Sincerely,


/s/ Bruce Kohn
Bruce Kohn
Vice President and General Counsel
IDS Certificate Company



BK/TV/lal